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                                                                     EXHIBIT 2



Dated as of April 21, 1998



Analog Acquisition Corp.

                  Re:   COMMITMENT LETTER

Ladies & Gentlemen:

      In connection with the acquisition (the "ACQUISITION") by 399 Venture Partners, Inc. ("399") of the capital stock of Allied Digital Technologies Corp., a Delaware corporation ("ALLIED"), pursuant to a merger (the "Merger") to be effected under an Agreement and Plan of Merger to be entered into between Allied and Analog Acquisition Corp., a Delaware transitory merger subsidiary ("MERGER SUB"), you have requested that 399 agree (i) to purchase outstanding capital stock of Merger Sub (the "SECURITIES") for an aggregate consideration consisting of up to $13,124,450 million in cash (the "PURCHASE PRICE") and (ii) not to receive cash merger consideration in the Merger in the sum of $5,500,550 in respect of the shares of common stock of Allied that it currently owns (the "ROLLOVER"). We understand that the Purchase Price and the corresponding amount of Securities to be purchased may be reduced to the extent that the amount of currently outstanding common stock of Allied that will not be cashed out in the Merger is increased above the number of shares that are owned by 399.

      In connection with the foregoing, 399 is pleased to advise you of its commitment to purchase the Securities and consent to the Rollover upon the terms and subject to the conditions set forth or referred to in this Commitment Letter (the "COMMITMENT LETTER").

      1. The obligations of 399 to purchase the Securities and consent to the Rollover shall be subject to the satisfaction of the following conditions:

            a. All conditions to the obligations of Merger Sub set forth in the Agreement and Plan of Merger between Merger Sub and Allied (as the




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                  same may be amended, supplemented or modified with the written consent of 399, the "ACQUISITION AGREEMENT") shall have been satisfied or waived by Merger Sub (with the consent of 399), except for the requirement of receipt by Merger Sub of the proceeds of the Purchase Price.

            b. Allied shall have entered into definitive agreements providing for the senior subordinated debt and senior revolving credit financing in the aggregate amounts committed or referred to in the letter from J. P. Morgan Securities Inc. to Citicorp Venture Capital, Ltd. (the "DEBT FINANCING") and shall have received proceeds in amounts at least sufficient to consummate the transactions contemplated by the Acquisition Agreement and to pay all related fees and expenses, and all of the conditions precedent to the availability of such Debt Financing shall be or have been satisfied (other than any condition requiring the receipt by Merger Sub of the Purchase Price pursuant to this Commitment Letter); and

            c. The Acquisition shall have been consummated simultaneously with the purchase of the Securities.

      2.    This Commitment Letter terminates automatically upon the earlier of
            (i) the failure of the parties to execute and deliver the Acquisition Agreement by May 12, 1998, (ii) September 30, 1998, or
            (iii) the date that the Acquisition Agreement is terminated under
            Section 7 thereof, unless the transactions contemplated to occur at the Closing (as defined in the Acquisition Agreement) shall have been consummated prior thereto. Upon any such termination, this Commitment Letter shall be of no further force or effect, and no party hereto shall have any further obligations hereunder except as set forth in paragraph 3 below.

      3. Merger Sub agrees to indemnify and hold harmless 399 and its successors or assigns and their respective officers, directors, employees, affiliates, agents and controlling persons from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such person may become subject arising out of or in connection with this Commitment Letter, the use of the Purchase Price proceeds or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of

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            whether any of such indemnified parties is a party thereto, and to reimburse each of such indemnified parties upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing.

      4. This Commitment Letter has been delivered to you for your information and is not to be distributed or disclosed to, or otherwise relied upon by, any other person (including pursuant to any proxy statement or other publicly filed document) without our prior written consent, except that you may disclose this letter (a) on a confidential need-to-know basis to your advisors and prospective lenders, and (b) as required by applicable law or compulsory legal process.

      5.    a.    This Commitment Letter may be amended or modified only by
                  written agreement subsequently executed by the parties hereto.

            b. This Commitment Letter shall be governed by the laws of the State of New York without regard to any conflict of laws rules of any jurisdiction which might apply the laws of any other jurisdiction.





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            c.    This Commitment Letter may be executed by the parties hereto in counterparts, each of which shall be deemed to be an original and all of which shall constitute together one and the same agreement.

                                          399 VENTURE PARTNERS, INC.



                                          By: /s/ Ian D. Highet
                                              ----------------------

                                               Name: Ian D. Highet
                                               Title: Vice President

ACCEPTED AND AGREED
as of the date first set forth above:

ANALOG ACQUISITION CORP.

By:  /s/ Ian D. Highet
     --------------------
    Name: Ian D. Highet
    Title: Vice President


[Signature page to Commitment Letter]

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